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                                 Exhibit (c)(1)



November 8, 2000

The Members of the Special Committee
 of the Board of Directors
Holt's Cigar Holdings, Inc.
12270 Townsend Road
Philadelphia, PA 19154

Dear Sirs:

         We understand that Holt's Cigar Holdings, Inc., (the "Company") HCH Acquisition Corp. (the "Purchaser"), Robert G. Levin and the Fuente Investment Partnership, a Partnership whose interests are beneficially owned by Carlos A. Fuente, Sr., Carlos P. Fuente, Jr. and Cynthia Fuente Suarez (collectively, the "Purchaser Stockholders") will enter into an Agreement and Plan of Merger dated November 8, 2000 (the "Merger Agreement") pursuant to which (i) the Purchaser would commence a tender offer (the "Tender Offer") for all the outstanding shares (other than shares beneficially owned by the Purchaser Stockholders) of the Company's common stock, par value $0.001 per share (the "Company Shares"), for $5.50 per share (the "Consideration") and (ii) the Purchaser would be merged with and into the Company in a merger (the "Merger"), in which each of the Company's Shares not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Purchaser Stockholders or as to which dissenters rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction."

         You have asked us whether, in our opinion, the Consideration to be received by holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

         Berwind Financial, L.P., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, going-private transactions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions. We have been retained by you for the sole purpose of providing this opinion and have not provided other investment banking services to the Company. We have not been authorized by the Company or the Special Committee of the Board of Directors to solicit, nor have we solicited, third-party indications of interest for acquisition of all or any part of the Company.

         In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of the Company, including a draft version of the Company's internally prepared second quarter Form 10-Q, (ii) reviewed material to be sent to shareholders in connection with the Transaction including the Tender Offer (the "Tender Offer Materials") and the Merger Agreement, (iii) studied and analyzed the stock market trading history of the Company, (iv) considered the terms and conditions of the Transaction as compared with the terms and conditions of comparable transactions, (v) met with certain members of the Company's senior management and the Special

Committee to discuss its operations, historical financial statements and future prospects, and (vi) conducted such other financial analyses, studies and investigations as we deemed appropriate.

         Our opinion is given in reliance on information and representations made or given by the Company, and its officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by the Company including financial statements, financial projections and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning the Company or other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the Tender Offer and Merger are in all respects, lawful under applicable law.

         With regard to financial and other information relating to the general prospects of the Company, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgments of the management of the Company as to the Company's most likely future performance. We have also assumed, with your consent, that the Tender Offer Materials and Merger Agreement that we reviewed will conform in all material respects to the final Tender Offer Materials and Merger Agreement when in final form.

         Our opinion is based upon information provided to us by the management of the Company, as well as market, economic, industry, financial and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the financial consideration of the Transaction and is provided for the information and assistance of the Special Committee. Our opinion does not constitute a recommendation to the Special Committee and does not constitute a recommendation to the Company's shareholders as to whether such shareholders should tender any Company Shares pursuant to the Tender Offer.

         On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

                              Sincerely,


                              /s/ Berwind Financial, L.P.

                              BERWIND FINANCIAL, L.P.




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OVERVIEW.

Pursuant to an engagement letter dated October 18, 2000 (the "Engagement Letter"), the Special Committee retained Berwind to render a fairness opinion in connection with the Transaction. Berwind is an investment banking and financial advisory firm with experience in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for various corporate purposes. Berwind has had no prior investment advisory or corporate finance relationship with the Company.

On November 8, 2000, Berwind delivered its oral opinion to the Special Committee, subsequently confirmed in writing, that as of such date and based upon the assumptions made, matters considered and limitations on the review set forth therein, the Consideration to be received by holders of Shares pursuant to the Transaction is fair from a financial point of view to such holders.

THE FULL TEXT OF BERWIND'S OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW SET FORTH THEREIN, IS ATTACHED AS SCHEDULE I TO THE 14D-9 AND IS INCORPORATED BY REFERENCE HEREIN. THE DESCRIPTION OF BERWIND'S OPINION BELOW SETS FORTH THE MATERIAL TERMS OF THE OPINION. HOLDERS OF SHARES ARE URGED TO, AND SHOULD, READ CAREFULLY SUCH OPINION IN ITS ENTIRETY. THE FOLLOWING SUMMARY OF BERWIND'S OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

Berwind's opinion is addressed to the Special Committee and addresses only the fairness from a financial point of view of the consideration to be received by holders of Shares, other than the Purchaser and the Purchaser Stockholders, pursuant to the Transaction. The opinion does not constitute, nor should it be construed as, a recommendation to any stockholder as to whether he or she should tender his or her shares pursuant to the Tender Offer.

In connection with the preparation of the opinion, Berwind, among other things:

(a) Reviewed the historical financial performance, current financial position and general prospects of the Company, including a draft version of the Company's internally prepared second quarter Form 10-Q;

(b) Reviewed material to be sent to shareholders in connection with the Tender Offer;

(c)      Studied and analyzed the stock market trading history of the Company;

(d) Considered the terms and conditions of the Transaction as compared with the terms and conditions of comparable transactions;

(e) Met with certain members of the Company's senior management and the Special Committee to discuss its operations, historical financial statements and future prospects;

(f) Conducted such other financial analyses, studies and investigations as it deemed appropriate.

In preparing its opinion, Berwind assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by it, or publicly available. Berwind did not assume any responsibility for independently verifying such information or undertaking an independent evaluation or appraisal of the assets or liabilities of the Company nor was it furnished with any such independent evaluation or appraisal. In addition, Berwind has not assumed any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of the Company. In connection with the preparation of its opinion, Berwind was not engaged nor authorized by the Company, the Special Committee of the Board of Directors or the Board of Directors to solicit, nor has Berwind solicited, third-party indications of interest for the acquisition of all or any part of the Company.

Berwind's opinion is necessarily based upon market, economic and other conditions as they exist and could be evaluated, and on the information made available to Berwind as of, the date of the opinion and speaks to no other period.

The following is a summary of the material analyses utilized by Berwind in connection with the opinion.

VALUATION OF THE COMPANY.

PREMIUMS PAID ANALYSIS. Berwind performed a Premiums Paid Analysis for the Company based upon the review and analysis of the range of premiums paid in acquisitions of minority ownership positions for the period between January 1, 1997 through November 7, 2000. For the period selected, Berwind reviewed 59 selected transactions where the ownership of the acquiror in the target at the time of the announcement of the transaction was greater than 70%. Using information obtained from Thomson Financial Securities Data and other publicly available information, Berwind obtained the premium of the offer price per share relative to the target company's stock price one day, one week and four weeks prior to the date of announcement of the transaction (the "Announcement"). The following median and mean range of premiums were paid to the target company's stock prior to Announcement:

              Median Range   Mean Range   Tender Offer
              ------------   ----------   ------------
One Day          20.04%        20.57%        57.14%
One Week         20.81%        25.07%        62.96%
One Month        27.62%        35.71%        57.14%

DISCOUNTED CASH FLOW ANALYSIS. Berwind performed a Discounted Cash
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Flow Analysis (i.e., analysis of the present value of the forecasted unlevered after-tax cash flows) for the Company for the five year period beginning October 1, 2000, using discount rates (determined through the use of the Capital Asset Pricing Model) ranging from 16.5% to 18.5%, a terminal value based on the perpetuity method and a range of financial forecasts provided by the Company's management and adjusted through discussions with the Company's management. Based upon the foregoing Berwind determined a reference range for an implied value per Share of $4.69 to $5.58, with a midpoint of $5.19 (as compared to the Tender Offer at $5.50).

FINANCIAL SPONSOR TRANSACTION ANALYSIS. Using the range of financial forecasts developed in connection with the Discounted Cash Flow Analysis described above, Berwind performed a Financial Sponsor Transaction Analysis for the Company. For purposes of this analysis, Berwind has assumed a transaction value of $36.3 million and a financing requirement of $19.0 million. The transaction value was determined by multiplying the Offer Price of $5.50 per Share by 6,602,863 shares outstanding. The financing requirement was determined by subtracting excess cash and marketable securities (including option proceeds) held by the Company from the transaction value. Berwind assumed a financing structure of 35% equity and 65% debt. Berwind then calculated the rate of return on the equity investment using residual value multiples of 3.5x, 4.0x and 4.5x forecasted 2005 EBITDA at range of forecasted operating profit margins. Based on the range of residual value multiples and forecasted operating profit margins, the rate of return on the equity investment ranged from 14.8% to 32.6%, with a midpoint of 26.2%. Berwind determined a financial sponsor's rate of return requirement to be 30% to 35% and calculated a range of implied Share prices. Based on an exit EBITDA multiple of 4.0x and the range of forecasted operating profit margins the implied Share price ranged from $4.54 to $5.46, with a midpoint of $5.03 per Share (as compared to the Tender Offer at $5.50).

"COMPARABLE" COMPANY ANALYSIS. Berwind compared certain financial and operating ratios for the Company with the corresponding financial and operating ratios for a group of publicly traded companies engaged in the specialty retail business. For the purpose of its analysis, the following companies were used as companies "comparable" to the Company: Boyd's Collection, Ltd.; Brookstone, Inc.; Guitar Center, Inc.; Natural Wonders, Inc.; Right Start, Inc.; Sharper Image Corp.; Sunglass Hut International, Inc., and UST, Inc. (collectively the "Comparable Companies").

For each of the Comparable Companies, Berwind calculated price-to-earnings multiples based on the Comparable Companies' latest twelve months ("LTM") earnings, estimated earnings for current fiscal year and estimated earnings per share for the next fiscal year. This analysis resulted in the following multiples:

                     Range of
                     Multiples     Median    Tender Offer
                    -----------    ------    ------------
LTM earnings        8.7 - 16.0x    10.0x      11.2x

Estimated current   7.4 - 13.9x    10.6x      9.7x
year earnings

Estimated forward   8.0 - 11.9x    10.4x      No Company
year earnings                                 estimate

Berwind also calculated enterprise value multiples (defined as market value of equity plus net debt less excess cash) based on LTM sales, LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and LTM earnings before interest and taxes ("EBIT"). This analysis resulted in the following multiples:

                Range of
                Multiples    Median    Tender Offer
               -----------   ------    ------------
LTM Sales      0.2 - 3.3x     0.5x        0.6x

LTM EBITDA     3.7 - 7.6x     6.2x        3.8x

LTM EBIT       5.5 - 10.6x    7.5x        4.3x

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To calculate the trading multiples utilized in the Comparable Company Analysis,
Berwind used publicly available information concerning the historical and projected financial performance of the Comparable Companies, including public historical financial information and consensus analysts' earnings estimates.

None of the Comparable Companies is, of course, identical to the Company. Due to the widespread consolidation within the Company's industry, no directly comparable public company exists and conclusions as to the valuation of the Company based on the Comparable Company method is limited. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics, size and number of outstanding shares in the public market of the Comparable Companies and other factors that could affect the public trading volume of the Comparable Companies, as well as that of the Company. In addition, the multiples of stock price to estimated earnings for the Comparable Companies is based on projections prepared by research analysts using only publicly available information. Accordingly, such estimates may or may not prove to be accurate.

INDUSTRY TRANSACTIONS ANALYSIS. Using publicly available information, Berwind analyzed transactions in the cigar industry since November 1, 1996. Specifically, Berwind reviewed the following transactions: L&LR, Inc.'s acquisition of the outstanding shares of 800 JR Cigar, Inc., in a going private transaction; Swedish Match AB's offer for General Cigar Holdings, Inc.; Seita SA's offer for Consolidated Cigar Holdings, Inc.; Swisher International's offer for its outstanding public shares; the acquisition of Boynton Tobacconists, Inc. by Windsor Capital Corp.; Tabacalera Cigars International SA's offer for Havatampa Inc.'s Cigar Division; General Cigar Holdings, Inc.'s acquisition of Culbro Corp.; Mafco Holdings, Inc.'s purchase of the outstanding stock of Mafco Consolidated Group, Inc. in a going private transaction; and General Cigar Holding, Inc.'s offer for Villazon & Co. (collectively, the "Industry Transactions"). Berwind noted that six of the nine Industry Transactions represent the acquisition of control of the target company, which may not be directly comparable to the acquisition of a minority stake of a target company, as in the Transaction. Berwind also noted that seven of the nine Industry Transactions involved companies, the revenues of which and purchase price for which were substantially larger than those for the Company. The Boynton Tobacconist transaction was of a company substantially smaller than the Company. The Companies analyzed in the Industry Transactions differ materially from the Company due to size, historical growth and growth prospects, profit margins and product mix and conclusions as to the valuation of the Company based on Industry Transactions is, therefore, limited. Berwind also noted that certain transactions were announced during periods of significantly different industry fundamentals and expectations as compared to the current time period. Berwind calculated the transaction values for the target companies based on financial results for the LTM immediately preceding the announcement of each of the respective transactions including price-to-LTM earnings, enterprise value-to-LTM revenue, enterprise value-to-LTM EBIT and enterprise value-to-LTM EBITDA. The analysis resulted in the following multiples:

                                       Median
                      Median All    Going Private
                     Transactions   Transactions    Tender Offer
                     ------------   -------------   ------------
Price/Earnings           12.1x          11.7x          11.2x

Enterprise Value/         2.0x           1.6x           0.6x
Revenue

Enterprise Value/         9.6x           7.4x           4.3x
EBIT

Enterprise Value/         8.7x           6.5x           3.8x
EBITDA

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No company utilized in the Industry Transaction Analysis is identical to the
Company nor is any transaction identical to the contemplated transaction between the Company and the Purchaser. The Company differs in some cases markedly from the Industry Transactions. An analysis of the results, therefore, requires complex considerations and judgments regarding the financial and operating characteristics, size and number of outstanding shares in the public market of the Company and the companies involved in the Industry Transactions, as well as other facts that could affect their publicly-traded and/or transaction values. The numerical results are not in themselves meaningful in analyzing the contemplated transaction as compared to Industry Transactions.

The summary set forth above does not purport to be a complete description of the analysis presented by Berwind. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Berwind believes that selecting any portion of its analysis or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the process underlying Berwind's opinion. In arriving at its opinion, Berwind considered the results of all such analyses. The analyses performed by Berwind are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which the Company might actually be sold or the prices at which the Shares may trade at any time in the future. Such analyses were prepared solely for the purposes of Berwind providing its opinion to the Special Committee as to the fairness, from a financial point of view, of the Consideration to be received in the Transaction by holders of Shares, other than the Purchaser and the Purchaser Stockholders. Because such analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors related to general economic and competitive conditions beyond the control of the parties or their respective advisors, none of Berwind, the Company, the Purchaser or any other person assumes responsibility if future results or actual values are materially different from those forecast. The foregoing summary does not purport to be a complete description of the analysis performed by Berwind and is qualified by reference to the written opinion dated as of November 8, 2000 of Berwind as attached as an exhibit to the Schedule 14D-9.

Pursuant to the terms of the Engagement Letter, the Company will pay a fee of $100,000 to Berwind for its services and for the rendering of its opinion as to whether the Consideration to be received by holders of Shares pursuant to the Transaction is fair from a financial point of view to such holders. In addition to any fees payable to Berwind pursuant to the Engagement Letter, the Company has agreed to reimburse Berwind for its reasonable out-of-pocket expenses, in connection with its services and for the rendering of its opinion. The Company has also agreed to indemnify Berwind, its affiliates and each of its directors, officers, agents, employees and controlling persons against certain liabilities, including liabilities under U.S. federal securities laws.